SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. __)

TLC Vision Corporation (Name of Issuer)

Common Stock
(Title of Class of Securities)

872549100
(CUSIP Number)

Edward E. Steiner, Esq.
Keating Muething & Klekamp PLL
One East Fourth Street, 14th Floor
Cincinnati, Ohio 45202
(513) 579-6468
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 24, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sec.240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP No. 872549100                                           Page 2 of 9 Pages
--------- ----------------------------------------------------------------------
 1        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          S. N. Joffe
--------- ----------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [ ]
--------- ----------------------------------------------------------------------
 3        SEC USE ONLY

--------- ----------------------------------------------------------------------
 4        SOURCE OF FUNDS*

          PF - See Item 3
--------- ----------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)

--------- ----------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S. Citizen
---------------------------- ------- -------------------------------------------
         NUMBER OF            7      SOLE VOTING POWER
          SHARES
       BENEFICIALLY                  5,130,322
         OWNED BY
           EACH
         REPORTING
        PERSON WITH
                             ------- -------------------------------------------
                              8      SHARED VOTING POWER

                                     177,000
                             ------- -------------------------------------------
                              9      SOLE DISPOSITIVE POWER

                                     5,130,322
                             ------- -------------------------------------------
                             10      SHARED DISPOSITIVE POWER

                                     177,000
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          5,307,322 - See Item 5

--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*
--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          7.7%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
          IN
--------- ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP No. 872549100                                           Page 3 of 9 Pages
--------- ----------------------------------------------------------------------
 1        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Joffe Foundation, f/k/a LasikPlus Better Sight Foundation
          20-0080918
--------- ----------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [ ]

--------- ----------------------------------------------------------------------
 3        SEC USE ONLY

--------- ----------------------------------------------------------------------
 4        SOURCE OF FUNDS*

          WC - See Item 3
--------- ----------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)

--------- ----------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION

          Ohio, U.S.A.
---------------------------- ------- -------------------------------------------
         NUMBER OF            7      SOLE VOTING POWER
          SHARES
       BENEFICIALLY                  177,000
         OWNED BY
           EACH
         REPORTING
        PERSON WITH
                             ------- -------------------------------------------
                              8      SHARED VOTING POWER

                                     5,130,322
                             ------- -------------------------------------------
                              9      SOLE DISPOSITIVE POWER

                                     177,000
                             ------- -------------------------------------------
                             10      SHARED DISPOSITIVE POWER

                                     5,130,322
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          5,307,322 - See Item 5
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*
--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          7.7%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
          OO - nonprofit corporation qualifying under Section 501(c)(3) of the
          Internal Revenue Code of 1986, as amended
--------- ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.   Security and Issuer

        The class of equity securities to which this statement relates consists of the shares of common stock (the “Shares”), of TLC Vision Corporation, a corporation organized under the laws of New Brunswick, Canada (the “Issuer”). The address of the Issuer’s principal executive offices is 5280 Solar Drive, Suite 300, Mississauga, Ontario, L4W 5M8.

Item 2.   Identity and Background

    (a)        The names of the filing persons are:

                  S. N. Joffe and Joffe Foundation, f/k/a LasikPlus Better Sight Foundation (the “Foundation” and collectively with Dr. Joffe, the “Reporting Persons”). Dr. Joffe is President of the Foundation; Dr. Joffe’s wife, Sandra Joffe, is Treasurer of the Foundation.

    (b)        The address for each of the Reporting Persons and Mrs. Joffe is 7840 Montgomery Road, Cincinnati, Ohio 45236.

    (c)        Dr. Joffe is the Chairman of the Board and Chief Executive Officer of LCA – Vision Inc., a developer and operator of fixed-site laser vision correction centers, the address of the principal executive officers of which is 7840 Montgomery Road, Cincinnati, Ohio 45236.

    (d)        During the last five years, none of the Reporting Persons or Mrs. Joffe has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

    (e)        During the last five years, none of the Reporting Persons or Mrs. Joffe has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

    (f)        Dr. Joffe and Mrs. Joffe are citizens of the United States. The Foundation is nonprofit corporation organized under the laws of Ohio and qualified under Section 501(c)(3) of the Internal Revenue Code of 1986, as amended.

Item 3.   Source and Amount of Funds or Other Consideration.

    Dr. Joffe has used personal funds for the transactions in the Shares reported herein. The Foundation has used working capital for the transactions in the Shares reported herein.

Item 4.   Purpose of Transactions.

        The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, as purchased, represent an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase of additional Shares desirable, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

        No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and retain the right to change their investment intent, to propose one or more possible transactions to the Issuer, to acquire additional Shares from time to time or to sell or otherwise dispose of all or part of the Shares beneficially owned by them in any manner permitted by law. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, communication with other stockholders, making proposals to the Issuer concerning the capitalization, business and operations of the Issuer, acquiring additional Shares or other securities of the Issuer for cash or other consideration or selling some or all of their Shares or to change their intention with respect to any and all matters referred to in Item 4.

Item 5.   Interest in Securities of the Issuer.

    (a)        See Items 11 and 13 on pages 2 and 3 of this Schedule 13D.

    (b)        See Items 7, 9 and 11 on pages 2 and 3 of this Schedule 13D.

    (c)        In the last sixty (60) days, Mr. Joffe executed the following transactions in Shares, on the dates and prices indicated, through the Nasdaq National Market:

Date of Purchase	Number of Shares	Price Per Share
2/07/06	6,900	$5.75
2/09/06	5,000	$5.62
2/09/06	5,000	$5.63
2/10/06	3,000	$5.57
2/10/06	5,000	$5.58
2/10/06	455,000	$5.63
2/13/06	545,000	$5.67
2/14/06	7,000	$5.75
2/15/06	53,000	$5.89
2/15/06	364,581	$6.06
2/16/06	798,153	$6.12
2/17/06	118,249	$6.00
2/22/06	300,000	$6.07
2/23/06	300,000	$5.96
2/28/06	38,500	$5.90
2/28/06	350,000	$5.91
3/01/06	456,778	$5.96
03/02/06	518,058	$6.04

Date of Purchase of Call Options	Number of Shares Underlying Options	Strike Price
2/06/06	10,000	$5.00
2/07/06	5,000	$5.00
2/08/06	5,000	$5.00
2/13/06	4,000	$5.00
2/14/06	6,000	$5.00
2/15/06	10,000	$5.00
2/15/06	10,000	$5.00
2/15/06	5,000	$5.00
2/15/06	5,000	$5.00
2/15/06	4,000	$5.00
2/15/06	1,000	$5.00
2/16/06	5,000	$5.00
2/16/06	5,000	$5.00
2/16/06	5,000	$5.00
2/16/06	1,000	$5.00
2/17/06	15,000	$5.00
2/21/06	2,000	$5.00

        In the last sixty (60) days, the Foundation executed the following transactions in Shares, on the dates and prices indicated, through the Nasdaq National Market:

Date of Purchase	Number of Shares	Price Per Share
2/09/06	177,000	$5.65

    (d)        Not Applicable.

    (e)        Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        Other than the Power of Attorney filed as part of Item 7, and as described herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with respect to the Shares, except that Dr. Joffe has entered into various put and call arrangements relating to the Shares.

Item 7.   Material to be Filed as Exhibits.

Exhibit            Description

99.1                 Power of Attorney for the Dr. Joffe and the Joffe Foundation

[Remainder of page intentionally left blank; signature page follows.]

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:    March 3, 2006

* Dr. Stephen N. Joffe LASIKPLUS BETTER SIGHT FOUNDATION By: ** Name: Title: *By:/s/ F. Mark Reuter F. Mark Reuter Attorney-in-Fact **By:/s/ Edward E. Steiner Edward E. Steiner Attorney-in-Fact